HOLLAND SERIES FUND, INC.

HOLLAND BALANCED FUND

P.O. Box 44183

Denver, CO 80202

August 15, 2013

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington DC 20549

Re:	Holland Series Fund, Inc. (the “Registrant”)
(File Nos. 811-09060; 033-95026)

Dear Ms. Fettig:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(b) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-026296) with the Securities and Exchange Commission (the “Commission”) on January 28, 2013 and the Annual Report filed pursuant to Form N-CSR on December 4, 2012 (Accession Number: 0001193125-12-490181) relating to Holland Balanced Fund (the “Fund”), a series of the Registrant. The Staff’s comments were conveyed by telephone on July 10, 2013.

Below are the Staff’s comments on the Annual Report and Registration Statement with respect to the Fund and the Registrant’s responses thereto.

1.	General: Please update the Ticker Symbol for the Fund on the EDGAR system.

Response: The Registrant has made revisions consistent with the Staff’s comment.

2.	Prospectus, Fees and Expenses: The Staff notes that in the prospectus dated January 28, 2013, the expense example was calculated using an expense ratio of 2.11% instead of 2.09%, as disclosed in the Fee Table.

Response: The Registrant confirms that due to an accounting omission, the “Expense Example” was calculated using the higher rate.

3.	Annual Report: The Staff notes that the tax disclosure as required by N-1A Item 27(b)(7)(ii)(B) was not included in the Annual Report dated September 30, 2012.

Response: The registrant confirms that going forward the disclosure in question will be included in the Fund’s annual reports.

4.	Annual Report: Pursuant to Rule 6-05 of Regulation S-X, a fund is permitted to use a statement of net assets in lieu of a balance sheet, subject to certain requirements. The Staff notes, in particular, that under Rule 6-05.2 any amounts due the board of directors of the Registrant (the “Directors”) should be separately stated. The Staff notes no such fees were listed in the statement of net assets and requests confirmation whether any fees were due the Directors.

Response: The Registrant notes that the Fund’s Annual Report discloses such fees payable to the Directors in Note 5. Going forward, the Fund will modify its disclosure consistent with the Staff’s comment.

5.	Annual Report: Please confirm whether there were any payables due the investment advisor under Rule 6-04.12 of Regulation S-X and, if any fees were due, disclose said payables separately pursuant to Rule 6-05.3 in the Notes section.

Response: Going forward, the Fund will adjust the disclosure in the Notes section accordingly.

6.	Annual Report: The Staff recommends that the Fund disclose whether it is diversified or non-diversified in the Notes section.

Response: The Fund will make the requested disclosure change going forward.

7.	Annual Report: The Staff requests confirmation as to whether any of the waived advisory fees under the voluntary fee waiver are subject to recapture. The Staff noted that if such fees are subject to recapture, the Fund should disclose this in the Notes.

Response: The Fund confirms that the waived management fees are not subject to recapture.

8.	Annual Report: The Staff reviewed Note 7 and requests confirmation that any sales of U.S. Government securities were short-term securities. The Staff noted that the Fund had a portfolio turnover rate of 0.00% and that any sales of U.S. Government securities other than short-term securities should be reflected in the portfolio turnover rate.

Response: The Fund confirms that the portfolio turnover rate is accurate.

9.	Annual Report: The Staff requests confirmation as to whether the Fund considers the change in portfolio turnover rate from 0.30% in 2011 to 0.00% in 2012 to be a “significant variation” under Item 16(e) of Form N-1A.

Response: The Fund does not consider the change in the portfolio turnover rate from 2011 to 2012 to be a “significant variation” requiring additional disclosure. However, the Fund will consider adding additional disclosure related to its low turnover rate during its 2014 registration statement amendment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (617) 662-0719 with any questions.

Very truly yours,

/s/ Andrew J. DeLorme
Andrew J. DeLorme
Secretary